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                                                               EXHIBIT (a)(1)(I)



Contacts:
Brian Steer
Mark Goble, M.D.
Gyrus Group PLC
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FOR IMMEDIATE RELEASE

May 29, 2001

GYRUS GROUP PLC ANNOUNCES NO HSR FILING REQUIRED IN CONNECTION WITH PENDING ACQUISITION OF SOMNUS MEDICAL TECHNOLOGIES, INC.; WAIVES FINANCING CONDITIONS

LONDON - May 29, 2001 - Gyrus Group PLC, a public limited company organized under the laws of England and Wales, announced today that no filing under the Hart-Scott-Rodino Act would be necessary in connection with its proposed acquisition of Somnus Medical Technologies, Inc.

As previously announced, on May 4, 2001, Gyrus Group entered into a definitive merger agreement to acquire Somnus. Under the agreement, Gyrus Acquisition, Inc., a wholly owned subsidiary of Gyrus Group, commenced a tender offer on May 7, 2001, to acquire all of the shares of common stock of Somnus, including the associated preferred stock purchase rights, for $3.11 per share in cash. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on June 4, 2001, unless extended.

As disclosed in its offer to purchase Somnus shares, the tender offer is being financed by a Firm Placing and Placing and Open Offer, which involves the issuance and listing of new shares of Gyrus Group on the London Stock Exchange. This Firm Placing and Placing and Open Offer has been fully underwritten by WestLB Panmure Limited. The merger agreement includes several conditions relating to the issuance and listing of Gyrus Group shares. Gyrus Group announced today that it has waived these financing conditions.

Gyrus Group develops bipolar radio frequency technologies for the minimal access surgery markets, with a particular concentration in the arthroscopic, hysteroscopic and urology markets. Somnus designs, develops, manufactures and markets innovative medical devices that utilize their proprietary temperature controlled radio frequency, or TCRF, technology for the treatment of upper airway disorders.